ORRICK, HERRINGTON & SUTCLIFFE LLP THE ORRICK BUILDING 405 HOWARD STREET SAN FRANCISCO, CALIFORNIA 94105-2669 tel 415-773-5700 fax 415-773-5759 WWW.ORRICK.COM
December 20, 2004	Dean E. Criddle (415) 773-5783 dcriddle@orrick.com

VIA EDGAR and NETWORK COURIER

Mr. Max A. Webb
Mr. Daniel H. Morris
United States Securities
    and Exchange Commission
Washington, DC 20549

Re:
PG&E Energy Recovery Funding LLC
Form S-3 filed October 15, 2004
File No. 333-119762

Dear Mssrs. Web and Morris:

        On behalf of PG&E Energy Recovery Funding LLC ("Registrant"), we submit this letter in response to the comments in your letter dated November 10, 2004 relating to the above-referenced registration statement (the "Registration Statement"). To assist you in reviewing the responses of Registrant, we will precede each response with a copy of the comment (in bold typeface) as stated in your letter. References to Amendment No. 1 are to Registrant's Amendment No. 1 to Registration Statement filed December 20, 2004. A redlined copy of Amendment No. 1 is enclosed for your review.

General

  1.
  Please note that our comments to either the base prospectus and/or the supplement should be applied universally, if applicable. Accordingly, if comments issued for one apply to the other, make conforming revisions as appropriate.

    Registrant has considered each comment, whether made with respect to the base prospectus and/or the prospectus supplement, and has made conforming revisions to the base prospectus and/or the prospectus supplement, where appropriate, in Amendment No. 1.

  2.
  If you intend to issue securities with this registration statement shortly after effectiveness, please include in the last pre-effective amendment a prospectus supplement that contains all information relating to that offering which is known and reasonably available at that time. In addition, please file (i) unqualified tax and legality opinions and (ii) related consents pre-effectively with respect to any proposed immediate takedown.

    Registrant will include a prospectus supplement in its last pre-effective amendment to the Registration Statement containing all information relating to any offering that is known and reasonably available to Registrant as of the date of the filing. Tax and legality opinions and related consents with respect to the anticipated securities offering have been filed as exhibits to Amendment No. 1.

  3.
  Throughout the registration statement, we note the repeated use of the phrase "unless otherwise provided in the prospectus supplement" and similar phrases. Please confirm your understanding that while the disclosure in prospectus supplements may enhance disclosure in the base prospectus, it cannot contradict it. Please revise the registration statement accordingly.

    Registrant acknowledges that while disclosure in the prospectus supplement may enhance disclosure in the base prospectus, disclosure in the prospectus supplement cannot contradict disclosure in the base prospectus. Registrant believes that the phrase "unless otherwise provided in the prospectus supplement" and similar phrases are used in the Registration Statement in situations in which the base prospectus describes a variety of possible terms that the securities to be offered or documents related thereto may have, which terms may vary from issue to issue. These described terms will apply to the offered securities unless the applicable prospectus supplement indicates otherwise.

Prospectus Supplement

Special Note Regarding Forward-Looking Statements, page ii

  4.
  Please clarify that all material risk factors are discussed in the Risk Factors sections of the base and, if applicable, the prospectus supplement.

    Registrant believes that all material risk factors relevant to the offered securities are discussed in the section of the base prospectus titled "Risk Factors" in Amendment No. 1. To the extent the risks and uncertainties that may affect Registrant's forward-looking statements contained in Amendment No. 1, they have been listed in the "Special Note Regarding Forward-Looking Statements." If any of these risks and uncertainties are material risk factors, they have been discussed in the "Risk Factors" section of the base prospectus and, if applicable, will be discussed in the applicable prospectus supplement.

Base Prospectus

Cover Page

  5.
  We note the third bullet under the subheading "The issuer." Please clarify that any "other assets" that may be pledged will be of the type(s) specifically identified in the base prospectus. Please revise the registration statement accordingly.

    In Amendment No. 1, Registrant has revised the third bullet under the subheading titled "The issuer" on the cover of the base prospectus to clarify that any "other assets" that it will pledge with respect to securities being offered under the Registration Statement will be of the types specifically identified in the base prospectus.

  6.
  Please state, if true, that the registrant does not intend to list the securities offered on any national securities exchange or the Nasdaq Stock Market.

    A statement has been added to the cover stating that Registrant does not intend to list the offered securities on any national securities exchange or the Nasdaq Stock Market.

About this Prospectus, page iii

  7.
  Please re-position the information contained on pages iii-v to a more appropriate place in the registration statement. The prospectus summary should immediately follow the table of contents. Please refer to Item 503(c) of Regulation S-K.

    Registrant has re-positioned the pages titled "About This Prospectus," "Special Note Regarding Forward Looking Statements," and "Where You Can Find More Information" so that the summary of the prospectus immediately follows the table of contents.

  8.
  Please delete the first sentence of the second paragraph. You may wish to clarify that the base prospectus and the prospectus supplement must be read together in order to fully understand the offering. However, you should not state that the prospectus merely provides a general description of the offering.

    In Amendment No. 1, Registrant has deleted the first sentence of the second paragraph.

  9.
  We note your disclosure in the next-to-last sentence in the second paragraph of this section that investors should rely on the information in the prospectus supplement if the terms of a particular series of securities vary between the base prospectus and the accompanying prospectus supplement. Please note that the disclosure in prospectus supplements may enhance disclosure in the base prospectus but should not contradict it. Please revise accordingly.

    In Amendment No. 1, Registrant has deleted the next-to-last sentence of the second paragraph.

  10.
  We note the last sentence of this page. Please clarify that prospectus supplement updates the base prospectus as of the date of the supplement. It should be clear that the base prospectus is accurate as of the date on its cover and the date of the applicable prospectus supplement (i.e., the date that the base prospectus is updated by the supplement).

    In Amendment No. 1, Registrant has revised the last sentence of this page to read as follows: "The information in this prospectus is accurate only as of its date and as of the date of the applicable prospectus supplement."

Where You Can Find More Information, page v

  11.
  Please provide us with an explanation of how you intend to report under the Exchange Act. Your response should address the requirements of the no-action letter that most closely fits the proposed transaction, the Revised Staff Statement on Compliance by Asset-Backed Issuers with Exchange Act Rules 13a-14 and 15d-14, and the section of the Current Issues Outline captioned "Structured Financings."

    The various no-action letters, the Revised Staff Statement on Compliance by Asset-Backed Issuers with Exchange Act Rules 13a-14 and 15d-14 each address situations where the preparation of audited and unaudited GAAP financial statements are not appropriate and where a "depositor" or "trust" is unable to provide the certifications otherwise required under Rule 13a-14. Registrant, however, intends to file reports on Form 10-K, including audited GAAP financial statements, and reports on Form 10-Q, including quarterly GAAP unaudited financial statements, in compliance with the respective instructions for each of these forms. The audited financial statements of Registrant will include a standard report of an independent accountant.

    In addition, under the transaction documents, the servicer is required to prepare, and the trustee is required to provide to bondholders, a Quarterly Servicer's Certificate setting forth certain information regarding payments on the series of energy recovery bonds. These Quarterly Servicer's Certificates will also be attached as an exhibit to each Report on Form 10-Q, in addition to the unaudited GAAP financial statements.

    Registrant may also elect to terminate its reporting obligations under the Exchange Act when the requirements of Section 15(d) of the Exchange Ac t are satisfied.

  12.
  In addition, we suggest you also consider the no-action letter issued to Merrill Lynch Depositor Inc. (pub. avail. March 28, 2003). The Revised Staff Statement, the Current Issues Outline and the Merrill Lynch Depositor Inc. no-action letter are all available on our web site. The revised staff statement requires that asset-backed issuers file a compliance certificate and accountant's report with each Form 10-K. To the extent such documents are not currently required, amend the trusts' governing documents to provide for the preparation and delivery of the required exhibits so that they may be timely included in each trust's Form 10-K. In your response, please address proposed reporting under both Form 10-K and Form 8-K.

    The transaction described in the Registration Statement does not involve any trust or depositor. Rather, the energy recovery bonds will be issued directly by Registrant, a special purpose limited liability company that has its own officers and Board of Directors. Registrant will own the recovery property and other collateral that are the sole source of payments on the energy recovery bonds. The certifications required under the Sarbanes-Oxley Act of 2002 will be provided directly by the Principal Executive Officer and the Principal Financial Officer of Registrant. These certifying officers are also senior officers of Pacific Gas and Electric Company ("PG&E"), which will be the servicer of the recovery property.

    As discussed in the response to question 11 above, each report on Form 10-K will include audited GAAP financial statements accompanied by a standard report by an independent auditor. Accordingly, no additional auditor report appears to be necessary.

  13.
  Please disclose that upon written or oral request investors may, at no cost, receive copies of the prospectus and any other relevant materials. Refer to Item 12(c) of Form S-3.

    In Amendment No. 1 on page 109 of the base prospectus, Registrant has added the following sentence to the section titled "Where You Can Find More Information": "Each person to whom this prospectus is delivered may request a copy of these filings and a copy of the prospectus, any applicable prospectus supplement, the indenture and the other documents which establish the terms of the energy recovery bonds offered hereby at no cost by writing or contacting us at the following address:

Secretary PG&E Energy Recovery Funding LLC 245 Market Street, Room 424 San Francisco, CA 94105 Telephone: (415) 973-6252

Collection Account, page 13

  14.
  Please more fully explain, where appropriate, how tax considerations will affect the amounts deposited in the collection accounts.

    On page 84 of the base prospectus, Registrant has added an explanation to the discussions of the Overcollateralization Subaccount and the Capital Subaccount under section titled "The Energy Recovery Bonds—Collection Account for Each Series of Energy Recovery Bonds" with respect to the funding requirements for the Overcollateralization Subaccount and the Capital Subaccount. The added text explains that these funding requirements will be established at levels necessary to meet criteria set by the rating agencies as necessary to obtain the highest investment grade ratings for the energy recovery bonds. In addition, if PG&E determines it is necessary, these funding amounts may also be established at higher levels necessary, as determined by PG&E, to avoid any accelerated taxable income to PG&E as a result of the issuance of the energy recovery bonds.

Credit Enhancement, page 14

  15.
  We note that you state that credit enhancement may be achieved by certain means set forth in the base prospectus and as otherwise specified in the prospectus supplement. We also note that the final paragraph in this section states that additional forms of credit enhancement for a series may be specified in a prospectus supplement for the applicable. The base prospectus should describe all potential types of credit enhancement that you anticipate using. Please revise your registration statement accordingly.

    Registrant has disclosed all potential types of credit enhancement that it anticipates using in the base prospectus. In Amendment No. 1 on page 17 of the base prospectus, Registrant has revised the discussion of credit enhancement to clarify that all of the types of credit enhancements it anticipates using have been described in the base prospectus.

Risk Factors, page 18

  16.
  Please delete the second sentence of the introductory paragraph and revise the next sentence. If you are aware of a material risk, discuss it in this section. This section is for you to discuss the material risks of which you are aware.

    In Amendment No. 1 on page 20 of the base prospectus, Registrant has deleted the second sentence of the introductory paragraph under the heading titled "Risk Factors" and revised the next sentence to clarify that only risks that Registrant is aware of are discussed.

Legal Action May Reduce the Value of Your Investment, page 19

  17.
  Please revise this subheading, and other subheadings as appropriate, to identify with greater specificity the risk posed to investors.

    In Amendment No. 1 on page 21 of the base prospectus, Registrant has revised the referenced subheading, as well as other subheadings, as appropriate, to identify with greater specificity the risk posed to investors.

Future California Legislative Action, page 19

  18.
  In the next amendment please file consents for Orrick's two opinions mentioned in this section and separately reference them in the Experts section captioned Various Legal Matters Relating to the Energy Recovery Bonds.

    Registrant has filed as Exhibit 99.9 to Amendment No. 1 Orrick's opinions discussed in the "Risk Factors" section under the subheading "Future California legislative action may limit or alter the DRC charges or the recovery property, which is the primary source of payments on your energy recovery bonds, or the financing order, or may contravene the state pledge." Registrant has also added references to these opinions under the caption "Various Legal Matters Relating to the Energy Recovery Bonds." We note, however, that Orrick, Herrington & Sutcliffe LLP does not admit to being an "expert" within the meaning of the Securities Act of 1933, as amended (the "1933 Act"), and that this section is not meant to identify "experts" within the meaning of the 1933 Act.

The Act May Be Overturned by the Federal Government and Any Compensation Paid by the Federal Government May Not Be Adequate to Compensate Holders of Energy Recovery Bonds, page 20

  19.
  Please provide a supplemental discussion of the bill introduced to Congress.

    In Amendment No 1 on page 22 of the base prospectus, Registrant has added a discussion of the bill introduced in the 107th Congress to the referenced risk factor.

Risks Associated with a Bankruptcy of the Seller or the Servicer, page 25

  20.
  If there is any relevant case law, please discuss. If there is substantial uncertainty because there is no relevant case, please disclose.

    In Amendment No. 1 on page 28 of the base prospectus, the following sentence has been added: "As there are no reported bankruptcy cases with facts substantially similar to the facts surrounding the energy recovery bonds being offered, it is difficult to predict whether in any bankruptcy of the seller, any of the potential effects of such a bankruptcy described above would in fact occur."

    In Amendment No. 1 on page 29 of the base prospectus, the following sentence has been added: "As there are no reported bankruptcy cases with facts substantially similar to the facts surrounding the energy recovery bonds being offered, it is difficult to predict whether in any bankruptcy of the servicer or administrator, any of the potential effects of such a bankruptcy described above would in fact occur."

Risks Associated with the Use of Credit Enhancements or Swap Transactions, page 29

  21.
  Please identify the counterparty to a swap or similar agreement in the related prospectus supplement and file any agreements on Form 8-K. To the extent there are material risks for investors that are specific to the agreement or the counterparty, please disclose in a related supplement. Please note that to the extent the trust's credit exposure under one of these agreements exceeds 20% of the trust's assets, you must provide audited financial statements of the counterparty. To the extent that the trust's credit exposure equals 10% or more but less than 20% of the trust's assets, the prospectus supplement must contain summarized financial statements of the counterparty. Please confirm supplementally that you are aware of and will comply with the foregoing disclosure obligations.

    Registrant will identify the counterparty to a swap or similar agreement in the related prospectus supplement and file any related agreements on Form 8-K. To the extent there are material risks for investors that are specific to the agreement or the counterparty, Registrant will disclose such risks in a related prospectus supplement. Registrant is aware of the SEC's requirements as described in the comment above. Registrant believes that the current market practice with respect to asset-backed securities would provide adequate disclosure of material information regarding the swap agreement. Such practice would disclose ratings of the counterparty, the effect of any downgrading or withdrawal of such ratings and the right of Registrant to terminate and replace the swap counterparty if the counterparty's rating declines below a specified level, as required by the rating agencies, or is withdrawn.

Potential Limitations to Collecting DRC Charges, page 36

  22.
  We note that you have included discussion of two risks under this heading. Please note that all known material risks should be included in the Risk Factors section. You have included the first risk (Uncertainties Created by Changes in General Economic Conditions and Electricity Usage) in the Risk Factors section; therefore, we encourage you to consider whether you want to include a second discussion of the risk here. Conversely, the Risk Factors section does not include a discussion of the second risk identified in this section (Exemption for Certain Electricity Consumers Within PG&E's Service Territory). Please revise the Risk Factors section to address this risk. Again, we encourage you to consider whether you want to include a second discussion of the risk here.

    In Amendment No. 1, beginning on page 40 of the base prospectus, Registrant has changed the title of the subheading "Potential Limitations to Collecting DRC Charges" to "Exemptions from DRC Charges and Caps on DRC Charges." Registrant has also eliminated the sub-subheading "Uncertainties Created by Changes in General Economic Conditions and Electricity Usage" and the discussion under this subheading. Registrant does not believe the discussion under "Exemptions from DRC Charges and Caps on DRC Charges" gives rise to a risk factor that should be described under the risk factors section of the base prospectus.

Third-Party Credit Enhancement, page 69

  23.
  If one entity or a group of affiliated entities either will provide or could be called upon to provide, directly or indirectly, 10% or more of the cash flow supporting any offered class of securities issued by the trust, then provide summarized financial statements of that entity or group. If one entity or a group of affiliated entities will provide or could be called upon to provide, directly or indirectly, 20% or more of the cash flow supporting any offered class of securities issued by the trust, then provide audited financial statements of that entity or group in accordance with Regulation S-X. By way of analogy, see Staff Accounting Bulletins 71 and 71A. These disclosure obligations apply not only to the prospectus or the related prospectus supplement but also to periodic reports filed under the Exchange Act. Confirm supplementally that you are aware of and will comply with these disclosure obligations.

    Registrant is aware of the SEC's requirements to provide summarized financial statements or audited financial statements of third party credit enhancers and it will comply with these obligations.

Appropriate Investments for Funds in Each Collection Account, page 76

  24.
  Your disclosure in this section reveals an intent on your part to include in the collection accounts certain securities. Please confirm your awareness that you may not include securities that are not freely tradable.

    Registrant confirms its understanding that any securities deposited in the Collection Account to be established under the indentures for the offered securities must be freely tradable.

Reports to Holders of the Energy Recovery Bonds, page 80

  25.
  Please supplementally confirm, if true, that you intend to disclose in your Form 8-K the amount and sources of all compensation paid to your trustee(s).

    Registrant will disclose the trustee's annual fee in the prospectus supplement and described other expense reimbursement and indemnity amounts that may be payable to the trustee. These amounts will be referenced in Registrant's reports filed under the Exchange Act if they are material. If they are not material, they will be included in the discussion of general expenses of Registrant.

Material Federal Income Tax Considerations, page 91

  26.
  Please revise the third sentence of this section. You may not limit who may rely on the opinion(s) rendered in connection with the bond issuances.

    In Amendment No. 1 on page 100 of the base prospectus, Registrant has amended the third sentence under the section titled "Material Federal Income Tax Considerations" to clarify that certain categories of investors may be subject to specific rules that are not addressed in the disclosure.

Plan of Distribution, page 101

  27.
  If the proposed distribution is other than a firm commitment underwriting, please tell us how this offering is consistent with the finite pool requirements of Form S-3.

    The proposed distribution of the securities offered under the Registration Statement will be through a firm commitment underwriting. In Amendment No. 1 on page 108 of the base prospectus, the disclosure has been revised to reflect this.

Dealer Prospectus Delivery Obligation

  28.
  In the next amendment please include the prospectus delivery obligation language on the outside back cover.

    Registrant has included the following language on the outside back cover of the prospectus supplement: "Until 90 days after the date of this prospectus supplement, all dealers that effect transactions in these securities, whether or not participating in the offering described in this prospectus supplement, may be required to deliver a prospectus supplement and prospectus. This is in addition to the dealers' obligation to deliver a prospectus supplement and prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions."

Please call me if you would like to discuss any of the responses in this letter.

Very truly yours,

/s/  DEAN E. CRIDDLE

Encl.